

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

April 11, 2016

Lynn A. Peterson
President and Chief Executive Officer
Synergy Resources Corporation
1625 Broadway, Suite 300
Denver, CO 80202

> **Re:** **Synergy Resources Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2015**
> **Filed October 16, 2015**
> **File No. 1-35245**

Dear Mr. Peterson:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended August 31, 2015

Business, page 5

Oil and Gas Reserves, page 11

Proved Undeveloped Reserves, page 14

1.   Item 1203(c) of Regulation S-K requires that registrants "[d]iscuss investments and progress made during the year to convert proved undeveloped reserves to proved developed reserves, including, but not limited to, capital expenditures." Please expand your disclosure to provide the capital expenditures incurred during the year ended August 31, 2015 in converting your proved undeveloped reserves to developed.

2.   We further note that you incurred $14.9 million of drilling and completion capital expenditures in converting your proved undeveloped reserves to developed during the year ended August 31, 2014. This amount differs from the $111.2 million of

development costs disclosed in the costs incurred table on page F-13. Please reconcile these amounts, confirm that the amounts disclosed on page F-13 meet the definition of development costs as defined in Rule 4-10(a) of Regulation S-X, and revise as necessary.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 37

Oil and Gas Commodity Contracts, page 50

3.   We note that you have recently entered into derivative contracts that have required you to pay initial cash premiums. Revise your disclosure here and in the notes to your financial statements to clarify this. Additionally, explain the terms of the arrangements under which you pay premiums, your objectives for entering into the arrangements, including any context necessary for understanding your objectives, and how these arrangements help you achieve those objectives.

4.   Discussion under this section indicates, in part, that premiums paid for commodity contracts are amortized. Explain to us how these premiums are amortized. Additionally, provide reference to the specific authoritative literature that supports your accounting under US GAAP.

Financial Statements, page F-1

Statements of Operations, page F-4

5.   Provide us, as supplemental information, a reconciliation of commodity derivative realized gain (loss) per your statements of operations to cash settlements on commodity derivative contracts per your statements of cash flows.

Notes to Financial Statements, page F-7

Note 1. Organization and Summary of Significant Accounting Policies, page F-7

Major Customers, page F-9

6.   In light of the disclosure under this note regarding major customers and the impact that the loss of a major customer could have, explain how you have considered the disclosure requirements of Item 101(C)(1)(vii) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Wojciechowski, Staff Accountant, at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489, with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant
Office of Natural Resources